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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Consolidated Financial Statements

Three months ended April 30, 2008

(unaudited – prepared by management)

These financial statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2008	2007
Mineral Property Operations
Revenue
Option proceeds	$61,000	$10,000
Gain (loss) on marketable securities	191,806	143,830
Project management fees	2,992	2,281
	255,798	156,111
Expenses
Acquisition costs	266,047	57,127
Exploration expenditures	334,622	322,905
Exploration expenditure reimbursements	(2,473)	(5,561)
Exploration tax credits	-	(1,145)
	598,196	373,326
Loss from mineral property operations	(342,398)	(217,215)

Other Operations
Revenue
Interest	75,847	38,237
Other	(861)	976
	74,986	39,213
Expenses
Accounting and legal	29,353	2,015
Depreciation	8,462	10,755
Foreign exchange losses	(626)	38,348
Investor services	13,424	13,590
Management services	38,057	32,493
Marketing and promotion	18,854	26,973
Office	31,069	23,327
Rent	19,706	16,091
Salaries and support services	144,903	114,612
Share-based compensation	-	-
Travel and entertainment	15,626	17,607
	318,828	295,811
Loss from other operations	(243,842)	(256,598)

Loss before Income Taxes	(586,240)	(473,813)

Future Income Tax Recovery (Note 7)	-	-

Net Loss	$(586,240)	(473,813)

Basic and Diluted Loss Per Share	$(0.02)	$(0.02)

Weighted average number of shares outstanding	25,707,251	21,869,730

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets

April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

				Year End Jan. 31
ASSETS		2008	2007	2008
Current
Cash and cash equivalents		$7,429,580	$3,669,906	$7,604,417
Cash restricted for flow-through expenditures		287,174	-	291,274
Short-term investments		-	930,431	322,559
Marketable securities		400,012	778,055	522,668
Accounts receivable		216,837	74,268	298,604
Prepaid expenses		79,142	52,072	42,564
		8,412,745	5,504,732	9,082,086

Mineral Property Interests (Note 3)		-	-	-
Prepaid Lease		21,234	-	-
Project Reclamation Deposits (Note 4)		133,262	211,886	139,410
Office, Computer and Field Equipment, less accumulated depreciation of $127,774 (2007 - $82,412, Jan - $119,898)		68,536	77,461	62,880

		$8,635,777	$5,794,079	$9,284,376

LIABILITIES
Current
Accounts payable and accruals		$99,611	$116,755	$145,954
Payable to related party (Note 5)		24,800	27,100	72,121
Exploration funding deposits		-	506,853	-
		124,411	650,708	218,075

Mineral Property Reclamation obligation		53,424	67,102	53,308
		177,835	717,810	271,383

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		17,833,098	13,126,390	17,704,253
Contributed Surplus (Note 6)		4,264,269	1,801,947	4,264,269
Deficit		(13,921,167)	(10,566,753)	(13,334,927)
Accumulated Other Comprehensive Income		281,742	714,685	379,398
		8,457,942	5,076,269	9,012,993

		$8,635,777	$5,794,079	$9,284,376
APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Jason S. Weber”	Director

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2008	2007
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	$(157,543)	$(56,302)
Paid for exploration costs	(329,951)	(283,952)
Exploration expenditure reimbursements	2,473	5,561
Exploration tax credits/grants received	-	19,013
Exploration funding (paid) received	-	(31)
Project management fees received	5,074	10,722
Reclamation deposits (paid) received	6,148	(145,856)
Option proceeds received	50,000	10,000
Proceeds from sale of marketable securities	227,806	152,730
Other operations
Cash paid for supplies and services	(298,861)	(313,911)
Advances from related party	(47,321)	(27,291)
Interest and other revenue received	77,047	93,060

	(465,128)	(536,257)

Cash Flows Used for Investing Activities
Sale (purchase) of short-term investments	322,559	302,758
Purchase of office and field equipment	(14,979)	(9,811)
Paid for lease prepayments	(21,234)	-
Restricted cash used for flow-through expenditures	4,100	-

	290,446	292,947

Cash Flows From Financing Activities
Common shares issued for cash	-	962,200
Share issue costs	(155)	(282)

	(155)	961,918

Increase (Decrease) in Cash	(174,837)	718,608
Cash, Beginning of Period	7,604,417	2,951,298

Cash, End of Period	$7,429,580	$3,669,906

Supplemental Information on Non-Cash Transactions
Marketable securities received	$(11,000)	$-
Mineral property interest option proceeds	11,000	-
Shares issued for mineral property acquisition	129,000	-
Share-based compensation expense	-	-
Contributed surplus	-	(43,730)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Loss

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2008	2007
Net Loss	$(586,240)	$(473,813)
Other comprehensive (loss) income
Changes in fair value of investments	6,344	243,088
Realized gains on sale of investments	(104,000)	(99,301)
Taxes arising on changes in fair value of investments (Note 7)	-	-
Other comprehensive (loss) income	(97,656)	143,787

Comprehensive Loss	$(683,896)	$(330,026)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2008	2007
Common Shares (Note 6)
Balance, beginning of period	$17,704,253	$12,120,742
Issued for
Cash - private placement	-	-
Cash – exercise of warrants	-	914,000
Cash – exercise of options	-	48,200
Transfer from contributed surplus on the exercise of share purchase options	-	43,730
Issued for mineral property acquisition	129,000	-
Share issue costs	(155)	(282)

Balance, end of period	17,833,098	13,126,390

Contributed Surplus
Balance, beginning of period	4,264,269	1,845,677
Share-based compensation	-	-
Transfer to common shares on exercise of share purchase options	-	(43,730)

Balance, end of period	4,264,269	1,801,947

Deficit
Balance, beginning of period	(13,334,927)	(10,092,940)
Net loss for the period	(586,240)	(473,813)

Balance, end of period	(13,921,167)	(10,566,753)

Accumulated Other Comprehensive Income
Balance, beginning of period	379,398	570,898
Other comprehensive (loss) income	(97,656)	143,787

Balance, end of period	281,742	714,685

Shareholders’ Equity	$8,457,942	$5,076,269

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	Canada	Alaska	Australia	Nevada		Total

Cumulative net expenditures, January 31, 2006	$3,279,340	$329,389	$ -	$223,914		$3,832,643

Acquisition Costs	79,818	16,297	182,367	29,060		307,542
Exploration Expenditures	826,874	452,210	52,982	206,229		1,538,295
Exploration Tax Credits	(32,702)	-	-	-		(32,702)
Reimbursements	(184,772)	(375,286)	-	-		(560,058)
Reclamation Obligations	6,088	-	-	27,330		33,418
Net expenditures, year ended January 31, 2007	695,306	93,221	235,349	262,619		1,286,495

Acquisition Costs	121,002	29,939	(9,811)	24,347		165,477
Exploration Expenditures	2,037,943	45,206	134,271	278,197		2,495,617
Exploration Tax Credits	(4,872)	-	-	-		(4,872)
Reimbursements	(38,963)	-	-	-		(38,963)
Reclamation Obligations	(11,371)	-	-	-		(11,371)
Net expenditures, year ended January 31, 2008	2,103,739	75,145	124,460	302,544	0	2,605,888

Acquisition Costs	235,931	-	10,013	20,103		266,047
Exploration Expenditures	59,641	11,232	263,373	376		334,622
Exploration Tax Credits	-	-	-	-		-
Reimbursements	(2,473)	-	-	-		(2,473)
Reclamation Obligations	-	-	-	-		-
Net expenditures, 3 months ended April 30, 2008	293,099	11,232	273,386	20,479		598,196

Cumulative net expenditures, April 30, 2008	6,371,484	508,987	633,195	809,556		8,323,222
Less write-downs and abandonments	(997,667)	(6,290)	(22,746)	-		(1,026,703)
Less option proceeds	(541,143)	-	-	-		(541,143)
Net cumulative expenditures on active mineral properties charged to operations, from inception to April 30, 2008	$4,832,674	$502,697	$610,449	$809,556		$6,755,376

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements. These consolidated financial statements reflect the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in New South Wales, Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash. As of January 31, 2008, the Company is obligated to spend $291,274 on eligible flow-through expenditures in British Columbia before December 31, 2008. This amount is reported in the balance sheet as cash restricted for flow-through expenditures.

Comprehensive income

Comprehensive income comprises the Company’s net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available for sale financial assets. The Company’s comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Shareholders’ Equity.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Financial assets and financial liabilities

The Company’s financial assets and financial liabilities are classified as follows:

•

Accounts receivable are classified as “loans and receivables”. They are measured at amortized cost. At April 30, 2008, the recorded amount approximates fair value.

•

Short-term investments include banker’s acceptances with maturities of one year or less at the date of acquisition and are classified as “held to maturity”. Held to maturity assets and liabilities are measured at amortized cost, with amortization of premiums or discounts, losses and impairment included in current period interest income or expense. At April 30, 2008, the recorded amount approximates fair value.

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

•

Accounts payable and accruals, payable to related party, and mineral property funding deposits are classified as “other financial liabilities” and are measured at amortized cost. At April 30, 2008, the recorded amounts approximate fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values.

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the expected value.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost. These future income tax liabilities are reversed though the recognition of a portion of previously unrecognized future income tax assets or through the reversal of the temporary difference between the carrying amount of the exploration expenditures and their corresponding tax base.

Foreign Currency Translation

The Company’s subsidiaries are considered integrated foreign operations.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 6) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	45%
Office equipment and furniture	20%
Field equipment	30%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 3. The Company is currently in the exploration stage.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs, as there are currently no identifiable mineral reserves on its interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the prime lending rate of the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 6. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. The proportion of the share-based compensation attributable to employee activity on each mineral property is charged to exploration expense. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Significant estimates used in these financial statements include, amongst other things, the recoverability of accounts receivable and marketable securities.

2.

ACCOUNTING CHANGES

The Company expects to adopt International Financial Reporting Standards (IFRS) for the fiscal year ending January 31, 2010. The Company has taken steps to ensure collection of data in sufficient detail to generate appropriate financial statements and is continuing to assess the impact of specific requirements of IFRS with respect to accounting policies and reporting requirements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the three months ended April 30 were:

	2008	2007
Acquisition Costs	$ 266,047	$ 57,127

Exploration Costs
Aircraft and helicopter	-	-
Camp	23,624	7,755
Chemical analysis	23,253	43,152
Drafting	1,204	84
Drilling and trenching	-	115,278
Equipment rental	817	4,029
Freight	(90)	935
Geological and engineering	152,570	118,858
Geophysical surveying	103,343	4,273
Maps and reproductions	2,366	4,749
Materials	1,562	6,756
Project management	599	9,090
Reclamation expense	91	2,650
Recording and filing	6,734	5,296
Travel	18,549	-
	334,622	322,905
Exploration tax credits and grants	-	(1,145)
Exploration expenditure reimbursements	(2,473)	(5,561)
Reclamation obligations	-	-
	332,149	316,199

Total Acquisition and Exploration Costs	598,196	373,326
Option Proceeds	(61,000)	(10,000)

Net Expenditures For the Period	537,196	363,326
Cumulative Net Expenditures, Beginning of Period	7,244,883	4,787,138

Cumulative Net Expenditures, End of Period	7,782,079	5,150,464
Property Write-downs and Abandonments	(1,026,703)	(662,099)
Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 6,755,376	$4,488,365

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Fund exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as road access to the RDN property is constructed. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property, which will no longer form part of the RDN Joint Venture Agreement.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Grizzly Property, British Columbia

The Company has a 100% interest in this property, subject to the underlying RDN royalties, pursuant to an amendment of the RDN Joint Venture Agreement dated February 21, 2007. On January 28, 2008, the Company signed a letter of intent with Inmet Mining Corporation (“Inmet”) which provides that Inmet can earn a 60% interest in the property on completion of the following:

Fund exploration expenditures of:

•

not less than $400,000 before August 31, 2008

•

an additional $400,000 on or before the first anniversary

•

an additional $1,000,000 on or before the second anniversary

•

an additional $1,200,000 on or before the third anniversary

•

an additional $2,000,000 on or before the fourth anniversary

Cash payments of:

•

$50,000 upon signing of the letter of intent (received)

•

$50,000 on or before the first anniversary

•

$50,000 on or before the second anniversary

•

$50,000 on or before the third anniversary

•

$50,000 on or before the fourth anniversary

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company has completed the required exploration expenditures of $300,000 Canadian and is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007 (paid)

•

USD$30,000 on or before each of the third through ninth anniversary dates (a total of USD $210,000)

•

USD$35,000 on or before October 29, 2015

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Jake Property, British Columbia (continued)

Effective May 14, 2007, the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) to earn a 51% interest in the property on completion of the following:

Cash payments to the Company of:

•

USD$25,000 on or before July 31, 2007 (received)

•

USD$30,000 on or before each anniversary date of July 31, 2008 through July 31, 2014 (a total of USD $210,000)

•

USD$35,000 on or before July 31, 2015

Fund exploration expenditures of:

•

not less than $300,000 on or before March 31, 2008 (completed)

•

an aggregate $1,750,000 on or before March 31, 2010

Issue common shares of Island Arc to the Company:

•

100,000 shares within 15 days of receiving regulatory approval (received)

•

100,000 shares on or before March 31, 2008 (received)

•

200,000 shares on or before March 31, 2009

•

200,000 shares on or before March 31, 2010

•

250,000 shares within 10 days of announcement of NI 43-101 compliant mineral resource estimate

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. American Creek was operator for the 2007 exploration programs.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn:

•

 an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010.

•

an additional 5% interest by funding a bankable feasibility study,

•

and, at the Company’s election, another 5% interest by providing 100% of the initial project development financing.

Williams Property, British Columbia

On May 17, 2001 the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Wernecke Breccia Property, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer is operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Auddie Property, British Columbia

Effective January 29, 2007, the Company signed an option agreement to purchase a 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million .The Company is to make cash payments of:

•

$10,000 within 10 days of the execution of the agreement (paid)

•

$15,000 on or before January 31, 2008 (paid)

•

$40,000 on or before January 31, 2009

•

$50,000 on or before January 31, 2010.

The Company completed the required exploration expenditures of $30,000 in 2007.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended on October 28, 1999 and October 11, 2000, the Company has earned a 51% interest in the claims. Boliden’s interest in the property has been sold to NVI Mining Ltd. If either party’s interest decreases below 7.5%, that party’s interest will be automatically converted to an NSR of 2%.

Kizmet Property, British Columbia

The Company holds 100% interest in the Kizmet claims, subject to a 1% NSR payable to Barrick Gold Corporation.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Northgate Exploration Alliance

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties (the “Alliance”). The initial phase consisted of data compilation with each company contributing up to $20,000. The second phase of field examination was funded by contributions of $130,000 from each company. A total of 72 claims in the Yukon were staked on behalf of the Alliance. Upon acquisition of a property, Northgate has an option to earn 60% of the acquired property by funding the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company is operator during the compilation and field examination phases of the project.

Thorn Property, British Columbia

On March 1, 2000, the Company acquired a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. Cangold Limited (“Cangold”) subsequently earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. Cangold was operator for the project.

Effective April 11, 2008, the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company will pay to Cangold 25% of any cash or share payments received from the third party partner.

Yukon Uranium Property, Yukon

On July 9, 2007 the Company signed a letter of agreement with Longview Capital Partners (“Longview”) to stake 400 claims, then grant Longview an option to acquire the claims subject to a 2% NSR. To exercise the option, Longview must:

•

reimburse the costs of staking the claims (received)

•

fund aggregate expenditures of $1,500,000 by July 9, 2012

•

issue an aggregate of 1,000,000 shares of a new public company to the Company by July 9, 2011 (200,000 shares received to date)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Goodpaster Properties, Alaska

Effective February 22, 2007, the Company signed an option agreement which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and, at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production. The agreement encompasses the following four properties.

Bou-Swede property, Alaska

The Company holds a 100% interest in these claims.

California-Surf property, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties. In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

$25,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate of $1,500,000 of exploration expenditures subsequent to August 2003 (paid),

•

$50,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to August 2003,

•

100,000 common shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Lachlan Fold Belt Project, Australia

In September 2006, the Company signed an agreement with BWG whereby the Company has been granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. The Company has completed the required eligible aggregate exploration expenditures of at least USD$150,000 for the target areas.

Effective April 10, 2008, the Company entered into a letter of agreement for an option/joint venture arrangement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project. The Company can earn a 51% interest in the project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending $5 million in exploration.

The Company will issue:

•

100,000 common shares upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 oz,

•

500,000 common shares upon definition of a JORC compliant gold resource of 1,000,000 oz,

Should the Company receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Company decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds of any sale. Once the Company has exercised the 100% option, Jaguar would receive 15% of all proceeds of any sale.

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont was granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived their right to enter a 50:50 Joint Venture.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Walker Lane Project, Nevada (continued)

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before March 31, 2007 (paid)

•

USD$20,000 on or before March 31, 2008 (paid)

•

USD$20,000 on or before March 31, 2009

•

USD$20,000 on or before March 31, 2010

•

USD$50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

USD$100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

The Company has an option to purchase the property, subject to a 2% NSR, for a cash payment of

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$5,000,000 after March 31, 2014

The Company may purchase 100% of the NSR for

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$2,000,000 after March 31, 2014

4.

PROJECT RECLAMATION DEPOSITS

Project reclamation deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

RELATED PARTY TRANSACTIONS

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter ended April 30, 2008, the Company paid Equity $2,477 (2007 - $16,556) for geological consulting services and $57,349 (2007-$54,382) for providing general corporate and administrative services composed of $1,602 (2007 - $1,627) for investor services, $32,682 (2007 -$32,595) for management services, $806 (2007 - $919) for office services, $18,124 (2007 - $15,236) for rent and $4,136 (2007 - $4,006) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 3). The claims were originally staked and explored by a company in which they hold an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

SHARE CAPITAL

Authorized:

Unlimited common shares without par value

Issued and fully paid common shares

	2008		2007
	Number of Shares	Amount	Number of Shares	Amount
January 31	25,607,251	$17,704,253	21,751,539	$ 12,120,742
Issued for cash
Exercise of warrants, net of issue costs of $nil (2007-$132)	-	-	457,000	913,868
Exercise of share purchase options,* net of issue costs of $nil (2007- $150 )	-	-	32,500	91,780
Issued for mineral property acquisition net of issue costs of $155	100,000	128,845	-	-
April 30	25,707,251	$ 17,833,098	22,241,039	$ 13,126,390

* including transfer from contributed surplus on the exercise of vested options

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,553,225 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

SHARE CAPITAL (continued)

Details of outstanding share purchase options are as follows:

	April 30, 2008		April 30, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	2,355,000	$ 1.54	1,920,000	$ 1.38
Granted	-	-	-	-
Exercised	-	-	(32,500)	0.79
Expired	(25,000)	1.86	(17,500)	1.70
Outstanding at end of period	2,330,000	$ 1.53	1,870,000	$ 1.37
Options exercisable at end of period	2,020,000	$ 1.49	1,557,500	$ 1.30

The following share purchase options are outstanding at April 30, 2008.

	Options Outstanding			Options Exercisable
Expiry Date	Number of shares	Exercise price	Weighted Average Remaining Life	Number of shares	Exercise price
18-Dec-08	380,000	$ 0.95	0.64	380,000	$ 0.95
18-Jun-09	125,000	0.96	1.13	125,000	0.96
09-Dec-09	230,000	1.21	1.61	230,000	1.21
22-Dec-10	120,000	1.23	2.65	120,000	1.23
17-July-11	665,000	1.70	3.21	536,250	1.70
11-Jan-12	200,000	2.04	3.70	181,250	2.04
16-July-12	350,000	2.00	4.21	250,000	2.00
10-Dec-12	260,000	1.65	4.62	197,500	1.65
	2,330,000		2.84	2,020,000

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

SHARE CAPITAL (continued)

Details of outstanding warrants are as follows:

	April 30, 2008		April 30, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	4,275,292	$ 2.21	1,707,000	$ 2.21
Issued	-	-	-	-
Exercised	-	-
Expired	(1,235,000)	2.20	(457,000)	2.00
Outstanding at end of period	3,040,292	$ 2.22	1,250,000	$ 2.29

The following warrants are outstanding at April 30, 2008.

	Number of	Issue Price
	Shares	Per Share	Expiry Date
Broker Warrants	139,080	$2.00	05-July-09
Share Purchase Warrant	2,901,212	2.75	05-July-09
	3,040,292

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

INCOME TAXES

The Company’s future income tax assets are:

	April 30	April 30	January 31
	2008	2007	2008
Future income tax assets
Mineral property interests	$ 977,715	$ 904,065	$ 961,479
Other assets	11,862	10,158	9,804
Investments	(136,927)	(121,925)	(59,755)
Tax loss carry-forwards	1,555,765	1,859,644	1,592,885
	2,408,415	2,651,942	2,504,413
Valuation allowance	(2,408,415)	(2,6351,942)	(2,504,413)
Net future income tax assets	$ -	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Three months ended April 30
	2008	2007
Loss before income taxes	$ (586,240)	$ (473,813)

Statutory tax rate	30.5%	34.12%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 178,803	$ 161,665

Add (deduct):
Non-deductible expenses
Share-based compensation	-	-
Other	44,896	(44,290)
Tax effect of current period losses not recognized	(223,699)	(117,375)
Future income tax asset not previously recognized	-	-
Future income tax recovery	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

INCOME TAXES (continued)

FASB Interpretation Bulletin 48 prescribes recognition thresholds and measurement standards for tax positions taken or expected to be taken in a tax return. This is a two-step process requiring the Company to first assess whether or not the tax position is likely to be sustained upon examination. The second step is to measure the tax position at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

The Company has recorded refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company believes that its estimates are based on a reasonable interpretation of the laws and regulations relating to these credits and grants and that the full amount of the credit is more likely than not to be realized. However, the relevant taxation authorities may disagree with the Company's interpretations and may reduce the amounts of credits or grants paid.

8.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas: Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each operating segment at the balance sheet dates

	April 30		January 31
	2008	2007	2008
Canada	$ 7,417,445	$ 3,642,252	$ 7,515,281
Alaska	4,154	4,867	4,903
Australia	3,401	15,875	79,376
Nevada	4,580	6,912	4,857
	$ 7,429,580	$ 3,669,906	$ 7,604,417

All other significant assets, including equipment, are held solely by the Canadian segment.

The following table shows the revenue attributable to each geographic segment:

	3 months ended April 30
	2008	2007
Canada	$ 327,434	$ 193,883
Alaska	908	1,170
Australia	2,441	269
Nevada	1	2
	$ 330,784	$ 195,324

Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statement of Exploration Expenditures.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

(a)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(b)

Acquisition costs for mineral property interests

Both CICA Handbook Section 3061 and Emerging Issues Task Force (“EITF”) Abstract 04-2 consider acquisition costs of mineral property interests as tangible assets, and the aggregate carrying amount should be reported as a separate component of property, plant and equipment. According to CICA Handbook Section 3063, Statement of Financial Accounting Standard (“SFAS”) 144, and EITF 04-3 these assets should be tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss shall be recognized when the carrying amount is not recoverable and exceeds its fair value, based on estimates of future cash flows. As the Company has no identifiable mineral reserves, and therefore no basis on which to determine future cash flows, all acquisition costs have been expensed as incurred. For U.S. GAAP purposes, this has been presented as an impairment provision in the reconciliation below.

(c)

Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(d)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	April 30 2008			April 30, 2007
	Canadian GAAP	Adj. (a)	U.S. GAAP	Canadian GAAP	Adj.	U.S. GAAP

Mineral property interests	-	-	-	-	-	-
Share capital	$17,833,098	$322,500	$18,155,598	$13,126,390	-	$13,126,390
Deficit	(13,921,167)	(322,500)	(14,243,667)	(10,566,753)	-	(10,566,753)

Consolidated Statements of Operations

For the three months ended April 30	2008	2007

Net loss under Canadian GAAP	$ (586,240)	$ (473,813)
Reversal of acquisition costs (b)	266,047	57,127
Impairment provision (b)	(266,047)	(57,127)

Net loss under U.S. GAAP	$ (586,240)	$ (473,813)

Basic and diluted loss per share under U.S. GAAP	$(0.02)	$(0.02)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(d)

Reconciliation (continued)

Consolidated Statements of Cash Flows (c)

For the three months ended April 30	2008	2007

Net loss under Canadian GAAP	$ (586,240)	$ (473,813)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	8,462	10,755
Foreign exchange losses	(626)	38,348
Reclamation obligations	-	-
Share-based compensation	-	-
Non-cash option proceeds	(11,000)	-
Non-cash acquisition costs	129,000	-
Gain (loss) on sale of marketable securities	(191,806)	(143,830)
Proceeds from sale of marketable securities	227,806	152,730
Increase in accounts receivable	81,767	286,339
Increase in prepaid expenses	(36,578)	(16,348)
Increase in project reclamation deposits	6,148	(145,856)
Increase in accounts payable/accrued expenses	(92,061)	(244,582)
Total adjustments	121,112	(62,444)

Net cash used for operating activities	(465,128)	(536,257)

Management Discussion
and Analysis

Form 51-102F1

For the 3 months ended

April 30, 2008

1.1

Date

The information in this form includes financial results for the quarter ending April 30, 2008 with other information current to May 31, 2008.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

Management anticipates another busy year with multiple drill programs to be completed by the Company and its partners in Australia, Alaska and British Columbia. During the first quarter, exploration was completed in New South Wales, Australia, on the company’s Lachlan Fold Belt properties to prepare them for joint venture and to prioritize targets for drilling.

The Company made two acquisitions in the quarter. The first was an agreement to explore the Springfield Property in New South Wales Australia. This property, held by Jaguar Minerals, was identified as highly ranked target in the Neural Network study Rimfire used to acquire its land position in the Lachlan Fold Belt. The second acquisition was to regain a 100% interest in the Thorn Property by purchasing Cangold Limited’s 51% interest.

Exploration activities on North American properties consisted largely of planning and budgeting programs to be completed during the summer months on projects in British Columbia, Yukon and Alaska. Planned programs include groundwork and drilling at the Goodpaster Project, Alaska (partner Rubicon Minerals) and Grizzly Project, BC (partner Inmet Mining). Other properties slated for exploration include trenching on a property acquired in Yukon Territory under the Northgate generative exploration alliance, induced polarization (IP) geophysical surveys to identify drill targets at the Jake Property, BC (partner Island Arc Exploration) and mapping, sampling and IP surveys on the Quesnel Trough group of properties.

Rimfire strengthened its team with the addition of Patrick Moodie as Manager, Corporate Communications. Patrick will be integral to building the Company’s investor audience while increasing communication with the investment community.

On May 28, 2008, The Company moved its head office to a new location within downtown Vancouver. This will have a significant impact on capital expenditures during the second quarter and represents an on-going financial commitment over the term of the lease agreement. While the costs are slightly higher than the previous sub-lease arrangement, the Company now occupies office space more suited to the Company’s requirements.

Financial Overview for Quarter Ended April 30, 2008

Both exploration expenditures and revenue from mineral property operations have increased from the first quarter last year. Both changes are the result of new option agreements; the Grizzly property agreement with Inmet and the Thorn property purchase from Cangold. Net loss from mineral properties is about fifty percent higher than in the first quarter of 2007.

General and administrative expenditures have increased slightly from the previous year. Legal expenses account for most of the increase with minor increases in both salaries and rent. Another major factor has been the weakening US Dollar. The company maintains US Dollar accounts to pay expenditures denominated in that currency. These accounts are revalued at current exchange rates at the end of each period with the difference reported as foreign exchange gains or losses. Last year this was a significant factor while the changes during the first quarter of 2008 were minor. Revenue has doubled from the previous year as a result of the increased treasury from the placement completed in July 2007.

The Company’s working capital as of April 30, 2008 was $8,228,334, comprised primarily of term deposits and other forms of cash, compared to $8,864,011 at the end of the previous fiscal year and $4,854,024 as of April 30, 2007. This is sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

For the quarter ended April 30, 2008, the Company incurred a net loss of $586,240 ($0.02 per share) compared to a net loss of $473,813 ($0.02 per share) in the previous year. Total revenue is seventy percent higher than that of the previous year as interest revenue increased doubled from $38,237 to $75,847 and option proceeds increased from $10,000 to $61,000. Gains on marketable securities, which were received as property option payments, have increased from $143,830 to $191,806. Joint venture management fees are the same as the previous year, reflecting the replacement of the Williams option agreements with the Jake and Grizzly agreements.

The most significant item comprising general and administrative expenses is salary and support services. The Company has added staff and additional contract support services to continue to provide the geological expertise required to identify new projects and properly explore properties for the Company or as operator for joint venture partners. The Major changes in components of administrative expenses are foreign exchange losses and legal expenses. The company maintains US Dollar accounts to pay expenditures denominated in that currency. The weakening US Dollar has resulted in significant changes when these accounts are revalued at current exchange rates at the end of the period. Legal expenses have increased as a result of operating in several foreign jurisdictions and for the preparation of documents for annual regulatory reporting. Some of this work was previously done in-house but now is being completed by outside legal counsel.

Exploration expenditures, excluding those by joint venture partners, totaled $334,622 (2007-$322,350), and property acquisition expenditures totaled $266,047 (2007-$57,127). These costs were offset by joint venture reimbursements totaling $2,473 (2007-$5,561). The Company has unused flow-through funds which are targeted for exploration in British Columbia. Exploration tax credits have not been accrued since expenses renounced for flow-through are not eligible for tax credits. During the quarter ended April 30, 2007, exploration tax credits were estimated to be $1,145. Option proceeds were $61,000 (2007-$10,000) while joint venture management fees were $2,992 (2006-$2,281).

Several factors affect the comparison of current quarter exploration expenditures to those in the first quarter of 2007. The first is the initiation of two option agreements on the Jake and Grizzly properties, which resulted in increased management fees while reducing the Company’s share of exploration expenditures. This was offset by the termination of the option agreement on the Williams property. Net exploration expenditures are slightly increased from the expenditures in the same period the previous fiscal year. Most of the increase is attributable to the exploration completed on the Lachlan Fold Belt licences in the current year while the drilling program on the Poncho property in Nevada took place during the same period the previous year. These programs took place in January through April when most of the Company’s exploration properties are inaccessible due to winter conditions. Acquisition expenditures are significantly increased with the Company’s purchase of Cangold’s 51% interest in the Thorn property. This property has seen no exploration for two field seasons with Cangold as operator, while the Company believes the property merits additional work.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

Canada

Grizzly Property, British Columbia

The Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

Inmet Mining Corporation signed an option agreement to acquire the Grizzly Property effective January, 2008. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least $5 million in exploration at the Grizzly over four years, including $800,000 in the first year. Inmet will make staged cash payments totalling $250,000 over the earn-in period, including $50,000 received upon signing.

The Grizzly copper-gold porphyry target shows a number of similarities to Galore Creek, including its geological setting, volcanic host rock geochemistry, regional magnetic and gravity geophysical signatures, hydrothermal alteration and metal signature. Rimfire geological crews re-sampled old trenches in 2006, yielding 38 metres averaging 0.74% copper and 1.1 g/t gold from a continuous chip sample. The Grizzly showings occur within a one square kilometre copper, gold and molybdenum-in-soil geochemical anomaly. A second area of anomalous gold and molybdenum soil geochemistry (the Mirko Grid) lies approximately 2 kilometres northwest. The cause of this anomaly has yet to be investigated.

Exploration plans for 2008 include a comprehensive program of geological mapping, soil sampling and Induced Polarization (IP) geophysics to provide drill targets this exploration season. A technical report has not been filed on SEDAR.

Jake Property

The Jake Property, covering 27,754 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company will make cash payments totalling USD$300,000 over ten years and has completed the required $300,000 (Canadian) in exploration expenditures. The surrounding claims were staked to cover geology prospective for high grade intrusion-related and orogenic gold mineralization.

Effective May 14, 2007 the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) whereby Island Arc will earn a 51% interest in the Jake Property by incurring $1,750,000 in exploration expenditures by March 31, 2010, including a minimum $300,000 program in 2007. In addition, Island Arc will make the underlying vendor payments, and issue 600,000 shares to the Company over the earn-in period of the agreement. An additional 250,000 shares will be issued upon announcement of a NI43-101 compliant mineral resource estimate.

An exploration program consisting of an induced polarization (IP) geophysical survey extending to the northwest and south of the Jake Showing and the area drilled in 2007 is being planned for this exploration season. This work follows up on gold-bearing mineralization intersected in drill-testing buried IP geophysical anomalies in 2007. A diamond drilling program, to be undertaken in the fall of 2008, is contingent on positive results from the IP survey. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on April 29, 2008.

Quesnel Trough, British Columbia

The Quesnel Trough Project, covering 33,003 hectares, is located in the Cariboo and Omineca Mining Divisions of British Columbia. Eight properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Exploration is targeting possible porphyry copper – gold mineralization based on regional geophysical anomalies.

A brief reconnaissance program was completed on the properties in late May in preparation for an exploration program consisting of mapping, soil sampling and IP geophysics planned for the 2008 exploration season.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,964 hectares, is currently optioned to American Creek Resources Ltd. (“American Creek”) The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek is operator and has indicated that exploration will not be undertaken on the Tide in 2008.

The Qualified Person for this property is Henry Awmack, P.Eng. of Equity Engineering Ltd. A technical report was filed on SEDAR on April 30, 2008.

Williams

The Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The option agreement with Arcus Development Group Inc. was terminated effective February 25, 2008.

The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. Drilling in 1983, 1984 and 2003 intersected twelve separate two-metre intercepts grading greater than 12 g/tonne gold. A single 2003 drill hole (WG03-10) oriented to better intersect this structural corridor intersected four separate vein zones. The GIC prospect, located three kilometres to the north, is a previously unrecognized porphyry gold-copper target consisting of a poorly explained 0.7 km2 gold-copper soil geochemical anomaly centred on a prominent gossan. Arcus funded a five-hole, 881-metre diamond drill program designed to test the GIC gold-copper porphyry target in September 2006 that identified porphyry style alteration and pyrite dominant mineralization coincident with an Induced Polarization (IP) chargeability high anomaly.

The Company is actively seeking a joint venture partner for the Williams Property. The Qualified Person for this property is Jim Lehtinen, P.Geo. of Equity Engineering Ltd. A technical report was filed on SEDAR February 27, 2007.

Expenditures by the Company on the principal British Columbia properties during the quarter ended April 30, 2008 were:

	Grizzly	Jake	Quesnel Trough	Tide	Williams
Acquisition costs	$ 3,234	$ -	$ 300	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-	-
Camp	14	40	-	-	6
Chemical analysis	-	-	-	-	675
Drafting	-	-	-	-	-
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	-	-	-	-
Freight	-	-	-	-	-
Geological & engineering	1,756	644	4,528	8,940	8,524
Geophysical surveying	-	-	2,500	-	-
Maps and reproductions	44	-	221	33	61
Materials	-	-	-	-	-
Project management	-	-	26	4	8
Recording and filing	-	91	-	-	-
Reclamation	-	-	1,885	-	-
Travel	-	-	-	-	-
	1,814	775	9,160	8,977	9,274

Exploration tax credits	-	-	-	-	-
Joint venture payments	-	-	-	-	-
	1,814	775	9,160	8,977	9,274

Total Acquisition and Exploration Costs	5,048	775	9,460	8,977	9,274
Option proceeds	(50,000)	(11,000)	-	-	-
Net Expenditures	(44,952)	(10,225)	9,460	8,977	9,274

Cumulative Net Expenditures
Beginning of Quarter	63,253	240,860	138,824	(122,006)	344,475
Property write-down or abandonment	-	-	-	-	-
End of Quarter	$18,301	$230,635	$148,284	($113,029)	$353,749

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. On April 16, 2007 the Company sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Company retains a 2% NSR.

•

Auddie Property, covering 674 hectares, is located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing. The Company has an option to earn a 100% interest in the claims for $115,000 in staged cash payments over four years. The Company’s interest is subject to a 1% NSR, half of which can be purchased for $1 million.

•

Chachani Property, covering 3,452 hectares, is located in the Liard Mining Division of British Columbia, approximately 148 kilometres north-northwest of Stewart. The Company owns 100% of these claims.

•

Echo & BLVD Properties, consisting of 172 claims, are located in Yukon Territory, approximately 65 km south-southwest of Dawson City. The company holds a 50% interest in these claims as part of the Northgate Alliance.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims. NVI Mining Ltd. holds the remaining 49% interest in the claims.

•

Kizmet Property, covering 34,078 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of Barrick Gold Corporation.

•

Poker Creek Property, covering 13,021 hectares, is located in the Liard Mining Division of British Columbia, approximately 220 kilometres north-northwest of Stewart. The Company owns 100% of these claims.

•

RDN Property, covering approximately 11,441 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

Thorn Property, covering 16,970 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property was a joint venture with Cangold Limited as operator. Cangold held a 51% interest in the property, subject to an underlying NSR. Effective April 11, 2008 the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of

$100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company pay to Cangold 25% of any cash or share payments received from the third party partner.

•

Yukon Uranium Project, consisting of 400 claims, is located in Yukon Territory, approximately 60 km west-southwest of Dawson City. The company holds a 100% interest in these claims subject to a 1% NSR. The claims, which target anomalous uranium geochemistry in stream sediment and soil samples, were staked during 2007 as part of an agreement signed with Longview Capital Partners.

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended April 30, 2008.

	Auddie	Northgate Alliance	Thorn	Wernecke	Other
Acquisition costs	$ -	$ -	$ 232,396	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-	-
Camp	-	5	13	233	53
Chemical analysis	-	-	-	1,674	191
Drafting	-	338	-	866	-
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	-	-	110	-
Freight	-	-	-	(90)	-
Geological & engineering	3,838	293	637	1,174	12,943
Geophysical surveying	-	-	-	521	-
Maps and reproductions	99	91	27	319	731
Materials	-	-	-	-	-
Project management	12	11	122	202	89
Recording and filing	-	-	-	-	-
Travel	-	-	4,849	-	291
	3,949	738	5,648	5,009	14,298

Exploration tax credits	-	-	-	-	-
Joint venture payments	-	-	(2,473)	-	-
	3,949	738	3,175	5,009	14,298

Total Acquisition and Exploration Costs	3,949	738	235,571	5,009	14,298
Option proceeds	-	-	-	-	-
Net Expenditures	3,949	738	235,571	5,009	14,298

Cumulative Net Expenditures
Beginning of Quarter	128,067	184,941	1,119,379	1,511,194	991,929
Property write-down or abandonment	-	-	-	-	(341)
End of Quarter	$132,016	$185,679	$1,354,949	$1,516,203	$1,005,886

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totaling 182,800 acres (74,000 hectares). The Company signed an option agreement dated February 22, 2007 with Evanachan Limited which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf is subject to a 1.75% NSR in favour of Western Keltic Mines Ltd. Bou-Swede is wholly owned by Rimfire Alaska, Ltd.

As operator Rubicon has planned a USD$750,000 phase one program that will include reconnaissance property wide exploration including geological mapping, prospecting and limited soil sampling. In addition to the surface work, a single drill hole of 500-700’ is reserved for the Southeast Surf and another of length ranging from 300-500’ will be drilled at the Bou target. Expansion into a phase two program of more extensive drilling is likely to occur, but will be contingent on the results of the first phase program.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on May 7, 2008.

Walker Lane

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company had access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. The Company has completed the required exploration expenditures of USD $300,000 on the Poncho property. Newmont waived the one-time right to enter a 50:50 Joint Venture. The Company is now unrestricted except for an NSR to Newmont and will be actively seeking a partner to investigate these targets further.

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. In January 2007 drilling commenced, targeting vein structures. Drilling was suspended during February and then was completed by the end of March, 2007. Three strong vein structures, some with at least three kilometres of strike potential were tested. Approximately 1,575 metres (5,200 feet) of drilling was completed by the end of March with at least two holes testing each target area.

The Company will not be completing further work in the Walker Lane under the current Strategic Alliance agreement with Newmont. A technical report has not been filed for this property. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Australia

Lachlan Fold Belt Properties

The Company has been granted nine exploration licences covering 92,674 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG has granted the Company a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study area. The licences are held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation. The Company paid a fee for use of the study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two-year license period, the company must make total eligible exploration expenditures of at least USD$150,000. These expenditures have now been completed.

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective April 10, 2008 the Company entered into an option/joint venture arrangement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project in the Lachlan Fold Belt. The Springfield gold project lies 12 km south-southeast of the historic mining town of Gulgong and 80 km to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex.

Initially, it has been agreed that the Company can earn a 51% interest in the project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending $5 million in exploration. Upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 oz, Jaguar shall be issued 100,000 common shares. Upon definition of a JORC compliant gold resource of 1M oz, Jaguar shall be issued 500,000 common shares. Should the Company receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Company decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds. Once the Company has exercised the 100% option, Jaguar would receive 15% of proceeds of any sale.

In early 2008, the Company completed reconnaissance exploration programs on 5 of 9 licences in the Lachlan Fold Belt (Barmedman, Walmer, Gollan, Goulburn, Mt. MacDonald) for a total of $330,000 in exploration. These programs consisted of soil and silt sampling, prospecting and geological mapping. In addition, Induced Polarization (IP) geophysical surveys were completed on the Barmedman and Walmer licences. The Company is currently seeking partners to advance some of these projects.

The Company is currently planning a two-stage exploration program, budgeted at $375,000, to be completed on the Springfield property in the fall of 2008. Phase 1 will consist of landowner meetings, geological mapping, soil surveys and 25 line-km of IP surveys. Phase 2 will consist of reverse-circulation or diamond drilling depending on Phase 1 results.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Expenditures by the Company during the quarter ended April 30, 2008 (all amounts in Canadian Dollars) were:

	Alaska	Australia	Nevada
Acquisition costs	$ -	$ 10,013	$ 20,103

Exploration costs
Aircraft and helicopter	-	-	-
Camp	212	23,022	25
Chemical analysis	-	20,363	351
Drafting	-	-	-
Drilling & trenching	-	-	-
Equipment rentals	-	707	-
Freight	-	-	-
Geological & engineering	10,887	98,407	-
Geophysical surveying	-	100,322	-
Maps and reproductions	22	717	-
Materials	-	1,562	-
Project management	111	14	-
Recording and filing	-	-	-
Travel	-	18,259	-
	11,232	263,373	376
Exploration tax credits	-	-	-
Joint venture payments	-	-	-
Reclamation obligation	-	-	-
	11,232	263,373	376

Total Acquisition and Exploration Costs	11,232	273,386	20,479
Option proceeds	-	-	-
Net Expenditures	11,232	273,386	20,479

Cumulative Net Expenditures
Beginning of Quarter	491,465	337,063	789,077
Property write-down or abandonment	-	-	-
End of Quarter	$ 502,697	$ 610,449	$ 809,556

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue	Other Revenue	Income (loss)	Income (loss) per share
April 30, 2008	$255,798	$74,986	$(586,240)	$(0.02)
January 31, 2008	102,324	84,979	(483,850)	(0.02)
October 31, 2007	377,037	92,209	(691,247)	(0.03)
July 31, 2007	49,772	55,434	(1,593,077)	(0.07)
April 30, 2007	156,111	39,213	(473,813)	(0.02)
January 31, 2007	95,810	44,342	(607,770)	(0.03)
October 31, 2006	75,086	23,352	(607,082)	(0.03)
July 31, 2006	1,858	41,045	(1,220,675)	(0.05)
April 30, 2006	60,522	29,534	(336,970)	(0.02)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Nevada, Australia and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of April 30, 2008 was $8,228,334, comprised primarily of cash, and term deposits, compared to $8,864,011 at the end of the previous fiscal year and $4,854,024 as of April 30, 2007. The term deposits and cash are sufficient to fund general and administrative expenditures for the current fiscal year without a requirement for additional financing. Exploration initiatives may require additional cash to complete as planned.

The Company had 25,707,251 issued and outstanding common shares as of April 30, 2008. The increase from 25,607,251 at January 31, 2008 was a property option payment issued to Cangold for the Thorn Property.

There are 2,330,000 previously granted director and employee options exercisable before December 2012. There are 2,901,212 share purchase warrants at an exercise price of $2.75 and 139,080 Broker’s warrants at an exercise price of $2.00 outstanding. The expiry date for these warrants is July 5, 2009. If all exercisable options and warrants are exercised, a maximum of $10.3 million will be added to the Corporation’s treasury, and shares outstanding will total 31,077,543.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. The lease expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $84,937. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Lachlan Fold Belt where total expenditures required by the agreement of US$150,000 must be completed by September 2008. These expenditures were completed by April 30, 2008. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Auddie	$40,000 option payment	January 31, 2009
Fer	Cash in lieu & filing $12,390	June 10, 2008
Grizzly	Assessment and filing of $15,191	November 9, 2008
Jake	$30,000 (USD) option payment	October 29, 2008
Kizmet	Cash in lieu and filing $57,086	December 31, 2008
Quesnel Trough	Filing fees of $13,388	June 13, 2008
RDN	Cash in lieu and filing $12,603	December 31, 2008
Thorn	Cash in lieu & filing $20,486	December 31, 2008
Tide	Nil
Wernecke Breccia	20% of expenditures (no estimate available)	December 31, 2008
Williams	Advance royalty payment $5,000	December 15, 2008
Alaska properties	Nil
Australia	Project exploration USD$150,000	September 1, 2008
Nevada	Lease payment of USD$20,000 Claim rental fee USD$25,365	March 31, 2009 August 31, 2008

All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter ended April 30, 2008, the Company paid Equity $2,477 (2007 - $16,556) for geological consulting services and $57,349 (2007-$54,382) for providing general corporate and administrative services composed of $1,602 (2007 - $1,627) for investor services, $32,682 (2007 -$32,595) for management services, $806 (2007 - $919) for office services, $18,124 (2007 - $15,236) for rent and $4,136 (2007 - $4,006) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company expects to adopt International Financial Reporting Standards (IFRS) for the fiscal year ending January 31, 2010. The Company has taken steps to ensure collection of data in sufficient detail to generate appropriate financial statements and is continuing to assess the impact of specific requirements of IFRS with respect to accounting policies and reporting requirements.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfire.ca)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 3 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements for details of share issues prior to April 30, 2008. The number of common shares issued and outstanding was 25,707,251 as of May 31, 2008.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: June 23, 2008	By: “Jason S. Weber”

Jason S. Weber, President